SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                (Amendment No.                )*




                       DH Technology, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            232906107
                         (CUSIP Number)


Check  the  following  box  if a fee  is  being  paid  with  this
statement. [X]   (A fee is not required only if the filing  person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     CUSIP NO. 232906107
(1) Names of Reporting Persons.  S.S. or I.R.S. Identification
Nos. of Above Persons:  Palisade Capital Management, L.L.C., Tax
ID #: 22-3330049

(2)Check the Appropriate Box if a Member of a Group

(See Instructions)                                (a) [ ]
                                                  (b) [ ]
(3) SEC Use Only

(4) Citizenship or Place of Organization:  New Jersey
Number of Shares Beneficially Owned by
Each Reporting Person
With                            (5) Sole Voting
                                      Power:              296,000
                                (6) Shared Voting
                                      Power:                --
                                (7) Sole Dispositive
                                      Power:              296,000
                                (8) Shared Dispositive
                                      Power:                --

(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:    296,000

(10) Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions)

(11) Percent of Class Represented by Amount in Row (9):  5.8%

(12) Type of Reporting Person (See Instructions): IA

Item 1(a).  Name Of Issuer:  DH Technology, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            15070 Avenue of Science, San Diego, CA 92128

Item 2(a).  Name of Person Filing:  Palisade Capital Management, L.L.C.*

            * The shares reflected in this Schedule were formerly included in a report filed by the Whiffletree Division of Smith Barney. Effective April 10, 1995, the client accounts for which the shares of the Issuer were acquired were transferred to the reporting person.

Item 2(b).  Address of Principal Business Office or, if None,
            Residence:  One Bridge Plaza, Suite 695, Fort Lee, NJ 07024

Item 2(c).  Citizenship:  New Jersey

Item 2(d).  Title of Class of Securities:  Common Stock

Item 2(e).  CUSIP No.:  232906107

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), check whether the Person Filing is a

         (a)   [   ] Broker or Dealer registered under Section 15 of the Act.

         (b)   [   ] Bank as defined in  section 3(a)(6) of the Act.

         (c)   [   ] Insurance company as defined in section 3(a)(19) of
the Act.

         (d)   [   ] Investment Company registered under section 8 of the
Investment Company Act.

         (e) [ X ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

         (f)   [   ] Employee Benefit Plan, Pension Fund which is subject to
the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see Rule 13d-1(b)(1)(ii)(H).

         (g)   [   ] Parent Holding Company, in accordance with Rule
13d-1(b)(ii)(G) (Note:  See Item 7).

         (h)  [    ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership

         (a)  Amount Beneficially Owned (as of April 10, 1995):

              296,000

         (b)  Percent of Class (as of April 10, 1995):

              5.8%

         (c)  Number of Shares as to which such person has:

              (i)  sole power to vote or to direct the vote  296,000

             (ii)  shared power to vote or to direct the vote --

            (iii)  sole  power to dispose or to direct the
                   disposition of                            296,000

             (iv) shared power to dispose or to direct the disposition of --

Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent  of  the  class  of
securities, check the following [   ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

      The shares beneficially owned by the reporting person are held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. No client account contains more than five percent of the class.

Item 7. Identification  and Classification  of  the  Subsidiary
        Which  Acquired the Security Being Reported on by the Parent
        Holding Company.    N/A

Item 8. Identification and Classification of Members of the Group  N/A

Item 9.  Notice of Dissolution of Group   N/A

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              May 2, 1995
                              (Date)



                              Mark S. Hoffman
                              (Signature)


                              Mark S. Hoffman/Member
                              (Name/Title)